FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS ITS FINANCIAL RESULTS FOR THE
THIRD QUARTER ENDED SEPTEMBER 30, 2011

Buenos Aires, Argentina, November 9, 2011 – Grupo Financiero Galicia S.A. (“Grupo Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL; NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2011, ended September 30, 2011.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2011

➢	Net income for the third quarter ended September 30, 2011, amounted to Ps. 275.2 million, or Ps. 0.22 per share, equivalent to Ps. 2.22 per ADS.

➢
This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. (the “Bank”) (Ps. 251.6 million), in Sudamericana Holding S.A. (Ps. 33.3 million) and from the deferred tax adjustment (Ps. 2.0 million) partially offset by administrative and financial expenses of Ps. 11.9 million.

➢	On September 7, 2011, Grupo Galicia acquired from Tarjetas Regionales S.A. 3% of the total capital stock of Compañía Financiera Argentina S.A. (“CFA”). The remaining 97% stake belongs to the Bank.

➢
During the third quarter ended September 30, 2011, the Bank recorded net income in the amount of Ps. 265.3 million, which is higher than the Ps. 137.8 million corresponding to the third quarter of FY 2010.

➢	As of September 30, 2011, the Bank’s market share of loans to the private sector was 8.58%. In terms of deposits, its market share of the private sector was 8.62%

➢	The table below shows the results per share information, based on Grupo Galicia’s financial statements.

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	In pesos
Earnings per Share	FY 2011	FY 2010	Nine months ended at:
	3rd Q. 09/30/11	3rd Q. 09/30/10	9/30/11	9/30/10

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	2.575	1.837	2.575	1.837
Book Value per ADS (1 ADS = 10 ordinary shares)	25.750	18.370	25.750	18.370
Earnings per Share	0.222	0.098	0.606	0.177
Earnings per ADS (1 ADS= 10 ordinary shares)	2.220	0.980	6.060	1.770

➢	Grupo Galicia’s net income for the quarter represents an annualized return of 2.90% on average assets and 35.63% on average shareholders’ equity..

	Percentages
Profitability	FY 2011	FY 2010	Nine months ended at:
	3rd Q. 09/30/11	3rd Q. 09/30/10	9/30/11	9/30/10

Return on Average Assets (Annualized)	2.90	1.99	2.91	1.39
Return on Average Shareholders Equity (Annualized)	35.63	21.79	35.41	13.64

NET INCOME BY BUSINESS

	In millions of pesos
Net Income by Business	FY 2011		Nine months ended at:
	3rd Q. 09/30/11	2nd Q. 06/30/11	09/30/11	09/30/10

Income from stake in Banco Galicia (94.8%)	251.6	234.9	709.7	257.0
Income from stake in Sudamericana Holding (87.5%)	33.3	15.3	62.8	16.7
Income from stake in Compañía Finacìera Argentina	0.5	-	0.5	-
Income from stake in other companies	0.8	-0.2	0.4	-1.5
Deferred tax adjustment in Banco Galicia' s subsidiaries	2.0	5.9	12.4	-3.6
Other Income GFG	-11.9	-7.4	-32.9	-49.0
Income tax	-1.1	0.1	-0.9	-0.3
Net Income for the period	275.2	248.6	752.0	219.3

➢
"Income from stake in Sudamericana Holding" includes the results from our interest in this company as of September 30, 2011. Beginning this quarter, Grupo Galicia will report Sudamericana Holding S.A.’s results as of the date on which it reports the results of the remainder of its subsidiaries. For this reason, the current quarterly results correspond to the 6 month period from April to September 2011, and the accumulated amounts correspond to the period from October 2010 to September 2011.

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➢	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax adjustment in Banco Galicia’s subsidiaries” shows the income tax charge determined by the Bank’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because Argentine Central Bank regulations do not require the application of the deferred tax method.

➢	“Other income GFG” for the third quarter 2011 mainly includes administrative expenses in the amount of Ps. 6.2 million and financial expenses in the amount of Ps. 5.5 million.

CONFERENCE CALL

➢
On Thursday, November 10, 2011, at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires Time), GFG will host a conference call to review these results. The diall-in information is as follows: 719-325-2298; Passcode: 2516410

This report is a summary analysis of Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be resolved by referring to the original version in Spanish.

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
	09/30/11	06/30/11	03/31/11	12/31/10	09/30/10
Cash and due from banks	6,902.2	5,546.7	5,295.0	5,645.6	5,204.0
Government and Corporate Securities	3,765.0	5,246.0	3,277.7	2,278.0	2,925.4
Net Loans	28,311.1	26,079.6	23,177.8	21,353.8	18,403.8
Other Receivables Resulting from Financial Brokerage	3,638.8	4,541.7	3,926.8	3,326.0	2,242.0
Equity Investments in other Companies	55.7	47.4	54.3	52.8	48.1
Bank Premises and Equipment, Miscellaneous and Intangible Assets	1,744.0	1,640.0	1,557.1	1,483.6	1,472.1
Other Assets	1,839.2	1,751.5	1,603.6	1,568.3	1,286.0
TOTAL ASSETS	46,256.0	44,852.9	38,892.3	35,708.1	31,581.4
Deposits	28,531.5	27,081.9	23,810.8	22,222.8	19,895.6
Other Liabilities Resulting from Financial Brokerage	11,058.7	11,538.3	9,174.5	7,608.1	6,218.6
Subordinated Negotiable Obligations	958.1	939.5	900.0	1,253.0	1,218.9
Other Liabilities	2,031.2	1,936.2	1,892.3	1,772.5	1,615.4
Minority Interest	480.1	435.8	417.2	382.2	353.0
TOTAL LIABILITIES	43,059.6	41,931.7	36,194.8	33,238.6	29,301.5
SHAREHOLDERS' EQUITY	3,196.4	2,921.2	2,697.5	2,469.5	2,279.9
INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.48	2.30	2.32	2.43	2.28
Wholesale Price Index (%)**	2.99	3.21	3.02	2.82	2.93
C.E.R. (%)**	2.34	2.43	2.32	2.32	2.29
Exchange Rate ($/U$S)***	4.2045	4.1110	4.0520	3.9758	3.9607

*Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
**Variation within the quarter.
***Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	09/30/11	06/30/11	03/31/11	12/31/10	09/30/10
FINANCIAL INCOME	1,519.9	1,381.2	1,209.2	1,174.6	899.9
Interest on Cash and Due From Banks	0.2	0.1	0.2	0.1	0.3
Interest on Loans to the Financial Sector	6.6	3.8	2.1	3.5	3.2
Interest on Overdrafts	100.4	80.6	58.7	56.2	50.9
Interest on Notes	196.1	166.3	160.9	142.7	128.3
Interest on Mortgage Loans	27.3	29.0	26.8	26.6	26.2
Interest on Pledge Loans	6.3	5.5	4.9	3.8	2.9
Interest on Credit Card Loans	421.2	415.1	385.7	341.9	299.0
Interest on Financial Leases	24.0	21.5	19.3	17.8	15.3
Interest on Other Loans	484.5	447.7	403.9	361.8	322.8
Net Income from Government and Corporate Securities	205.1	146.0	101.2	164.8	(3.4)
On Other Receivables Resulting from Financial Brokerage	4.2	8.5	5.4	4.6	2.1
Net Income from Guaranteed Loans-Decree 1387/01	1.8	0.8	0.9	0.8	1.0
Adjustment by application of adjusting index	0.7	0.4	0.6	0.7	1.8
Quotations Differences on Gold and Foreign Currency	(2.2)	11.3	12.4	29.4	25.8
Other	43.7	44.6	26.2	19.9	23.7
FINANCIAL EXPENSES	587.2	522.4	443.1	405.3	361.7
Interest on Demand Accounts Deposits	-	-	-	-	0.1
Interest on Savings Accounts Deposits	2.1	1.9	1.8	1.6	1.5
Interest on Time Deposits	310.6	272.7	236.4	207.9	180.0
Interest on Interbank Loans Received (Call Money Loans)	0.1	0.4	0.1	1.4	1.1
Interest on Loans from Financial Sector	10.5	9.6	9.3	4.4	2.1
For Other Liabilities resulting from Financial Brokerage	99.8	80.6	54.0	47.8	42.1
Interest on Subordinated Negotiable Obligations	27.7	26.4	32.1	35.3	35.2
Other interest	4.8	5.5	9.0	3.6	0.9
Adjustment by application of adjusting index	0.1	-	-	-	-
Contributions to the Deposit Insurance Fund	11.9	10.6	9.7	8.6	8.0
Other	119.6	114.7	90.7	94.7	90.7
GROSS BROKERAGE MARGIN	932.7	858.8	766.1	769.3	538.2
PROVISIONS FOR LOAN LOSSES	205.5	191.9	174.4	162.3	153.2
INCOME FROM SERVICES, NET	626.8	585.9	548.5	507.5	463.7
ADMINISTRATIVE EXPENSES	1,124.3	1,015.2	902.8	864.5	761.3
Personnel Expenses	614.2	577.4	527.5	486.0	421.3
Directors' and Syndics' Fees	3.6	3.4	4.1	4.5	1.8
Other Fees	51.5	42.8	38.7	32.7	31.0
Advertising and Publicity	83.2	69.4	44.7	62.3	50.9
Taxes	84.9	70.4	58.5	57.6	50.1
Depreciation of Premises and Equipment	24.5	22.4	21.6	20.6	19.8
Amortization of Organization and Development Expenses	27.3	22.6	19.7	18.9	16.5
Other Operating Expenses	141.5	126.7	115.4	109.9	103.8
Other	93.6	80.1	72.6	72.0	66.1
MINORITY INTEREST	(42.2)	(39.2)	(39.8)	(31.7)	(26.5)
INCOME FROM EQUITY INVESTMENTS	51.3	19.7	29.0	30.7	28.6
NET OTHER INCOME	231.5	145.3	133.6	23.2	98.1
INCOME TAX	195.1	114.8	132.2	82.6	66.4
NET INCOME	275.2	248.6	228.0	189.6	121.2

* Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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